  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	December 14, 2021

Eldorado Gold Successfully Completes Key Growth Projects
at Lamaque and Kisladag; Provides Notice of Skouries Project Feasibility Study Update and Conference Call

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” “the Company”) is pleased to announce the completion of the Triangle-Sigma decline at Lamaque and the construction and wet commissioning of the high-pressure grinding rolls (“HPGR”) circuit at Kisladag. Both growth projects were approved in 2020, just prior to the onset of the COVID-19 pandemic. The decline at Lamaque was delivered on budget and on schedule. The Kisladag HPGR project was two months delayed due to COVID-19 related slower than planned equipment delivery. The project however was delivered within budget.

"The successful completion of these two key organic growth projects marks an important milestone as we continue to deliver on executing our growth plans," said George Burns, President and CEO. "Both projects were completed safely, within budget, and to a large extent, in line with the schedule. The decline connecting the Triangle mine and the Sigma mill at Lamaque will replace the current route with a straight-line haulage to the mill, eliminating surface haulage costs and reducing GHG emissions. The addition of the Kisladag HPGR is expected to have an immediate positive impact and increase recoveries by approximately 4%. I would like to thank and congratulate the project teams at Lamaque and Kisladag for the safe and successful completion of both projects."

Triangle-Sigma Decline

The completion of the Triangle-Sigma decline project, connecting the ore transportation ramp between the Triangle mine and the Sigma processing plant, is expected to provide multiple near-term and long-term benefits as the Company continues to grow production at Lamaque. The project included approximately 3,200 meters of development, completed within the 18-month schedule and within the US$24 million cost estimate.

Benefits of the Triangle-Sigma decline include:
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Eliminates surface rehandling and haulage (approximately 26 kilometres, and 50-minutes round trip) of the ore from the Triangle mine to the Sigma mill, reducing costs and carbon emissions, and removing haulage traffic from public roads.
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Provides underground access for lower-cost exploration in the prospective area between the Triangle mine and the historic Sigma and Lamaque mines – including further drilling of the Ormaque, Plug 4 and Parallel deposits.
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Facilitates increased future production from the Triangle mine (contingent on continued reserve expansion) and allows for mining of satellite deposits.
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Reduces the energy requirements for mine ventilation.
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Provides a means of secondary egress and ventilation from the Triangle mine, increasing safety underground.

Kisladag HPGR Circuit

Commissioning of the HPGR circuit has been completed and the circuit is now ramping up to production and metallurgical specifications. The HPGR circuit is a key growth project that is expected to increase heap leach life of mine recovery by an estimated 4% to approximately 56%. The Company believes there is potential to further increase recovery with additional optimization of the HPGR circuit, which could lead to higher gold production. The project was completed within the US$35 million cost estimate over a two-year period.

Skouries Project Feasibility Study Update and Conference Call

Eldorado will announce the results of the Feasibility Study on the Company's wholly-owned Skouries project, part of the Kassandra Mines, in the Halkidiki Peninsula in northern Greece, on Wednesday, December 15, 2021, after market close. The Company will hold a conference call to discuss the Skouries Feasibility Study on Wednesday, December 15, 2021, at 6:00 PM ET.

The call will be webcast and can be accessed at Eldorado Gold's website: www.eldoradogold.com, or via: https://services.choruscall.ca/links/eldoradogold20211215.html

Conference Call Details		Replay (available until January 19, 2022)
Date:	December 15, 2021	Vancouver:	+1 604 638 3010
Time:	6:00 PM ET (3:00 PM PT)	Toll Free:	1 800 319 6413
Dial in:	+1 604 638 5340	Access code:	8125
Toll free:	1 800 319 4610

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, and Romania. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lisa Wilkinson, VP, Investor Relations
604.757 2237 or 1.888.353.8166
lisa.wilkinson@eldoradogold.com

Media

Louise McMahon, Director Communications & Public Affairs
604.757 5573 or 1.888.363.8166
louise.mcmahon@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: the impact of the Triangle-Sigma decline on surface haulage costs and GHG emissions, future exploration and production activities and mine safety; the impacts of the Kisladag HPGR on expected future recoveries; further optimizations of the HPGR circuit and the impacts thereof on production and timing for the release of the Skouries Feasibility Study. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: benefits of the Triangle-Sigma decline, benefits of the improvements at Kisladag; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing and cost of construction and exploration; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs, expenses and working capital requirements; production, mineral reserves and resources and metallurgical recoveries; the impact of acquisitions, dispositions, suspensions or delays on our business; and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: inability to achieve the benefits of the Triangle-Sigma decline; inability to achieve the benefits of the Kisladag HPGR; global outbreaks of infectious diseases, including COVID-19; timing and cost of construction, and the associated benefits; recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; information technology systems risks; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to our business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including environmental regulatory restrictions and liability; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of our common shares; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

The scientific and technical disclosure of the exploration results from the Quebec based projects were reviewed and approved by Mehdi Bouanani. P.Eng, OIQ #5000741, a qualified person as defined by N1 43-101. Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Simon Hille, FAusIMM and VP Technical Services for the Company, and a "qualified person" under NI 43-101.